1. Name and Address of Reporting Person
   Millett, Elizabeth C.
   P.O. Box 367
   Newcastle, WY 82701
2. Issuer Name and Ticker or Trading Symbol
   Newell Rubbermaid Inc. (NWL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   02/20/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               138791         D
Common Stock                                                                               12225          I           By Husband
Common Stock                                                                               21725          I           Custodian -
                                                                                                                      Son
Common Stock                                                                               21725          I           Custodian -
                                                                                                                      Daughter
Common Stock                    02/20/2003            G         -70860 <F1> D   $0.0000    0              I           Trust-W
                                                                                                                      Cuthbert&E
                                                                                                                      Burt, Ttee.
Common Stock                                                                               3802.935       I           Cust:Daughter
                                                                                                                      -Div
                                                                                                                      Reinvestment
Common Stock                                                                               3512.956       I           Custodian:Son
                                                                                                                      -Div
                                                                                                                      Reinvestment
Common Stock                                                                               500            I           A.G. Edwards
Common Stock                                                                               283440         I           Co-Trustee, L
                                                                                                                      F Cuthbert
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option      $23.75                                                    05/10/2005 Common                      5000    D
(Right to                                                                        Stock
Buy)
Option      $26.9375                                                  05/10/2010 Common                      5000    D
(Right to                                                                        Stock
Buy)
Option      $35.34                                                    05/09/2012 Common                      2000    D
(Right to                                                                        Stock
Buy)
Option      $38.5                                                     11/05/2007 Common                      5000    D
(Right to                                                                        Stock
Buy)

Explanation of Responses:

<F1>
These shares are held in this Trust in which Ms. Millett serves as Co-Trustee as of January 7, 2003 (283,440) and as beneficiary with respect to 70,860 shares. These 70,860 shares were previously reported beneficially owned prior to January 7, 2003.

SIGNATURE OF REPORTING PERSON
/s/ Elizabeth C. Millett

DATE
02/20/2003